Exhibit 12.1
PETROLEUM DEVELOPMENT CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges

											Nine Months
											Ended
	December 31,										September
	2003		2004		2005		2006		2007		30, 2008
	(dollars in thousands)
Earnings:
Income before income taxes	$34,618		$53,478		$66,128		$387,409		$54,190		$109,478
Fixed charges (see below)	1,008		338		317		4,187		12,796		21,713
Amortization of capitalized interest	—		—		—		52		366		512
Interest capitalized	—		—		—		(1,620)		(3,023)		(1,943)

Total adjusted earnings available for fixed charges	$35,626		$53,816		$66,445		$390,028		$64,329		$129,760

Fixed charges:
Interest and debt expense(a)	$816		$238		$217		$2,443		$9,279		$19,143
Interest capitalized	—		—		—		1,620		3,023		1,943
Interest component of rental expense(b)	192		100		100		124		494		627

Total fixed charges	$1,008		$338		$317		$4,187		$12,796		$21,713

Ratio of earnings to fixed charges	35.4	x	159.2	x	209.6	x	93.2	x	5.0	x	6.0	x

(a)	Represents interest expense on long-term debt and amortization of debt issuance costs.

(b)	Represents the portion of rental expense which we believe represents an interest component.